Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

August 1, 2018

Via EDGAR

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Enstar Group Limited
Form 10-K for the Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-33289

Dear Mr. Rosenberg:

Enstar Group Limited ("Enstar", the "Company", "our" or "we") has carefully considered the comments in your letter dated July 3, 2018 and, on behalf of the Company, I respectfully provide the Company’s responses below. For your convenience, the text of each comment is reproduced below before our response.

Comment 1:

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
(o) Retroactive Reinsurance and Deferred Charges, page 124

At the inception of a loss portfolio transfer, you recognize a deferred charge equal to the excess of estimated ultimate losses payable over premiums received, which is subsequently amortized over the estimated claim payment period. Please refer us to the technical guidance upon which you relied in determining this accounting treatment. Also tell us how you assess these charges for impairment at each reporting date including reference to the appropriate accounting literature.

Response:

Enstar’s loss portfolio transfer (“LPT”) reinsurance transactions provide indemnification to ceding companies for past losses under short-duration insurance contracts that they have previously written or assumed. The loss events covered by these LPT reinsurance agreements have already occurred prior to the inception date of the agreements and there is no exposure to further loss events that may occur after the inception date. These contracts therefore qualify for retroactive reinsurance accounting in accordance with the definitions in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 944-20-20 and the guidance in ASC 944-20-15-34B, included in Appendix A. Since Enstar did not originally underwrite the business covered by, or incur the unpaid claims liabilities it assumes through these LPT reinsurance agreements, Enstar prices these transactions with the expectation that they will generate profits in the future as the assumed business is run-off over time. Since there is no specific accounting guidance on how assuming companies should account for short-duration retroactive reinsurance contracts, our accounting for deferred charges follows the accounting guidance for ceding entities in ASC 944 - Financial Services - Insurance, as well as for deposit assets and liabilities in ASC 340 - Other Assets and Deferred Costs, as described below.

a.	Initial Measurement of Deferred Charges:

For initial measurement, we record a deferred charge, representing the difference between the consideration received and the liabilities assumed, for the following reasons:

•
This accounting treatment is symmetrical to the ceding company guidance in ASC 944. The following guidance relates to accounting for short-duration retroactive reinsurance contracts by the companies ceding the liabilities to Enstar:

ASC 944-605-25-22 states that “Amounts paid for retroactive reinsurance of short-duration contracts that meets the conditions for reinsurance accounting shall be reported as reinsurance recoverables to the extent those amounts do not exceed the recorded liabilities relating to the underlying reinsured contracts. If the recorded liabilities exceed the amounts paid, reinsurance recoverables shall be increased to reflect the difference and the resulting gain deferred” - Emphasis added.

ASC 944 does not explicitly address retroactive reinsurance accounting for an assuming company such as Enstar, and it does not require nor preclude assuming companies from following symmetrical accounting to that of a ceding company.

•
The recording of the gross undiscounted liability as well as the deferred charge asset results in a similar outcome to that of some of our ceding companies who follow the guidance in ASC 944-20-S99-1 (SAB Topic 5.N), included in Appendix A, to record their unpaid claims liabilities on a discounted basis where the conditions stipulated for carrying discounted liabilities are met.

•
It is consistent with the business combination accounting guidance which we use to fair value liabilities assumed when we acquire a company. We follow the guidance in ASC 944-805-30-1, included in Appendix A, when we acquire a company in a business combination transaction. This requires acquired liabilities to be fair valued as part of the acquired balance sheet. In our situation with LPT reinsurance agreements, the fair value of a LPT reinsurance transaction is the consideration we receive. The deferred charge is an intangible asset representing the difference between the liability assumed and the fair value of assets received. In aggregate, the liabilities assumed less the deferred charge represents the fair value of the consideration received.

b.	Amortization of Deferred Charges:

With respect to ceding companies, ASC 944-605-35-9, included in Appendix A, requires any gain deferred under ASC 944-605-25-22 to be amortized over the estimated remaining settlement period. If the amounts and timing of settlements can be reasonably estimated then an effective interest method of amortization is used, otherwise a recovery method is used.

As the assuming entity, we also amortize the deferred charge through earnings over the remaining settlement period. We perform a similar assessment regarding whether we can reasonably estimate the amounts and timing of the reinsurance payments due to ceding companies to determine the appropriate amortization method to use. Where the amounts and the timing of the settlements can be reasonably estimated, we use the interest method for amortization, otherwise the recovery method is used. Our estimates of settlement amounts and timing are re-assessed at every reporting period.

We also considered the guidance in ASC 340 noting that retroactive reinsurance agreements in some respects are similar to deposit contracts discussed in ASC 340 in that “balance sheet” accounting applies to both. The guidance in ASC 340 regarding subsequent adjustments to deposit amounts is therefore considered relevant guidance for the deferred charge asset established as a result of retroactive reinsurance agreements. Specifically, ASC 340-30-35-1 states in part that “the amount of the deposit asset or liability shall be adjusted at subsequent reporting dates by calculating the effective yield on the deposit to reflect actual payments to date and expected future payments, with a corresponding credit or charge to interest income or expense.”

Our current practice of amortizing the deferred charge asset balances based on the actual claim payments made to our cedents as well as expected future payments to be made over the estimated payout period, is consistent with both ASC 944 and ASC 340 as described above.

c.	Assessing the Impairment of Deferred Charges:

Since there is no explicit guidance for impairment of deferred charges on assumed retroactive reinsurance contracts, we use the following guidance:

•
ASC 944-605-35-13 as it applies to ceding companies which states that “When changes in the estimated amount recoverable from the reinsurer or in the timing of receipts related to that amount occur, a cumulative amortization adjustment shall be recognized in earnings in the period of the change so that the deferred gain reflects the balance that would have existed had the revised estimate been available at the inception of the reinsurance transaction. However, if the revised estimate of the liabilities is less than the amounts paid to the reinsurer, a loss shall not be deferred. The resulting difference shall be recognized in earnings immediately, as described in ASC 944-605-25-23.”

•
ASC 340-30-35-3 which discusses how a deposit asset or liability is adjusted utilizing the new effective yield, to the amount that would have existed at each balance sheet date had the new effective yield been applied since the inception of the insurance or reinsurance contract.

We perform an impairment analysis every reporting period to test the recoverability of the carrying value of the deferred charge asset balances related to our LPT transactions. The testing of recoverability of the deferred charge includes the following steps:

1.
Determination of projected cash flows: We re-forecast the estimated cash flow payments to be made to cedents in respect of assumed losses over the expected claim settlement period based upon updated actuarial payout patterns;

2.
Determination of the effective yield or “required return”: The effective yield or rate of return required to be earned on the invested assets related to each LPT transaction to cover all the forecast cash flow payments to the cedents over the projected remaining payout period, as determined under step 1 above, is calculated;

3.
Comparison of rates of return: The derived effective yield or required rate of return determined under step 2 above is then compared to (a) the inception-to-date actual rate of return being earned on the invested assets related to each LPT transaction, (b) the expected rate of return that we initially modeled to be earned on the investment portfolio related to each LPT transaction from the inception of each agreement to its expiry, and (c) the weighted average expected yield to maturity on the investment portfolio underlying each LPT reinsurance agreement; and

4.
Conclusion on impairment: If both the actual rate of return earned and the weighted average expected yield to maturity of the investment portfolio are greater than the required rate of return determined under step 2, then the deferred charge asset is assessed as fully recoverable from future investment income to be earned over the residual claim payment period, and therefore no impairment charge is recorded. However, if the actual return and expected returns are lower than the required return determined under step 2 above, then the deferred charge asset is deemed impaired and an impairment charge is recorded. This impairment charge is calculated as the difference between, (a) the carrying value of the deferred charge asset before impairment, and (b) the revised deferred charge asset calculated based on the lower expected rate of return on the investment portfolio underlying the LPT reinsurance agreement.

We have applied our impairment assessment process consistently since inception of the relevant LPT contracts. Our impairment process resulted in an impairment charge of $38.6 million recognized during the year ended December 31, 2016. This impairment was more than offset by favorable development experienced in the loss reserves assumed through the relevant LPT contracts. No impairment charge was recorded in 2017 as a result of the application of our impairment assessment process.

Comment 2:
11. Losses and Loss Adjustment Expenses
Disclosure of Incurred and Paid Loss development, IBNR, Claims Counts and Payout Percentages, page 164

Please refer to your disclosure in the last paragraph on page 164 and tell us the authoritative literature to which you rely to support your exclusion of the retroactive reinsurance agreements, for which you have elected the fair value option, from the incurred loss triangles.

Response:

The disclosure in the last paragraph on page 164 of our 2017 Form 10-K is as follows:

“Fair value adjustments arising from the business acquisitions that we have completed as well as the retroactive reinsurance agreements for which we have elected the fair value option are excluded from the incurred loss triangles.”

We would like to clarify that the loss triangles do include the undiscounted incurred and cumulative paid losses related to the retroactive reinsurance contracts for which we have elected the fair value option. The intent of the disclosure was to advise that we had excluded the fair value adjustments related to those contracts from the loss triangles.

In our future Form 10-K filings with the Commission, we will clarify this by revising the disclosure as follows:

“The undiscounted incurred losses and cumulative paid losses and allocated loss adjustment expenses relating to business acquisitions that we have completed, as well as those related to the retroactive reinsurance agreements for which we have elected the fair value option, are included within the incurred loss development triangles, however the associated fair value adjustments are excluded.”

Our decision to exclude the fair value adjustments from the loss development triangles is consistent with the overall focus of the guidance in ASC 944-40-50-4B which states in part that “For annual reporting periods, an insurance entity shall disclose in a tabular format, as of the date of the latest statement of financial position presented, undiscounted information about claims development by accident year, including separate information about both of the following on a net basis after risk mitigation through reinsurance - (a) incurred claims and allocated claim adjustment expenses, and (b) paid claims and allocated claims adjustment expenses” - Emphasis added.

Our view therefore is that since the loss development triangles required by ASU 2015-09 as codified in ASC 944 should be prepared based on undiscounted claims information with a specific focus on incurred and paid claims and allocated claims adjustment expenses as clarified in the guidance in ASC 944-40-50-4B highlighted above, the exclusion of fair value adjustments from the disclosures included in our loss development triangles is appropriate.

Comment 3:

11. Losses and Loss Adjustment Expenses
Disclosure of Incurred and Paid Loss development, IBNR, Claims Counts and Payout Percentages, page 164

Regarding the disclosure in the third paragraph on page 165:

•
With respect to the caption "Acquisitions" that "This prospective treatment was also adopted for the disclosures included within our Non-Life Run-off segment with respect to StarStone’s run-off business whose exposures are included within the general casualty and professional indemnity/Directors & Officers lines of business disclosed within our Non-Life Run-off loss development tables," this presentation appears to cause calendar years prior to StarStone's acquisition to not be comparable to those after the acquisition within each accident year.

•
With respect to the caption "Retroactive reinsurance agreements" that "For those loss portfolio transfers that we assume through retroactive reinsurance agreements for which we don’t have access to historical loss development information from the ceding entities or where the data is not sufficiently reliable, these have been presented prospectively within the loss development tables disclosed below, from the date that the reinsurance agreements became effective," this presentation appears to cause calendar years before assuming a retroactive reinsurance agreement to not be comparable to those after the assumption date within each accident year.

Tell us why you believe your presentation described in each of the above bullets is appropriate and why you do not provide separate loss development tables for each of those acquisitions and reinsurance agreements.

Response:

Our responses to the components of the Staff's question are set forth below:

a.	Presentation of StarStone’s run-off business within the Non-life Run-off segment

We acquired StarStone Insurance Bermuda Limited and its subsidiaries (“StarStone”) on April 1, 2014. At the same time, certain lines of business that had historically been unprofitable were discontinued and immediately put into run-off following which they were reinsured through LPT reinsurance agreements to a run-off subsidiary of Enstar. The run-off liabilities are managed and reported within the Non-Life Run-off (“NLRO”) segment and therefore are not included within the StarStone segment which reports the acquired StarStone business and its continued active underwriting operations from April 1, 2014 onwards.

b.	Comparability of calendar years within the Non-life Run-off segment tables

We believe the disclosure requirements of ASU 2015-09 are more meaningful for “steady state” (re)insurance companies who have reliable claims and financial reporting data and do not frequently engage in business combinations or loss portfolio transfers like Enstar.

In contrast to a steady state company, our business is highly acquisitive and we often encounter significant challenges obtaining accurate historical claims data where the counterparty did not maintain sufficiently reliable financial records, particularly for transactions outside of the United States. When we acquire a portfolio in run-off, whether through an acquisition of a company or through an LPT reinsurance agreement, we are effectively re-underwriting the liabilities. So the loss experience that occurred under the legacy management prior to us acquiring the liabilities is not indicative of the loss experience to which we will be exposed managing the assumed liabilities. In the disclosure at the top of page 172 of our Form 10-K, we provide some commentary on these issues.

The StarStone LPT is treated consistently with other LPTs in the Non-life Run-off segment where we do not have access to reliable historical loss development information from the ceding entities. The historical claims data provided to us in 2014 relating to the StarStone LPT was generally incomplete or unreliable. Therefore, including the loss development triangle information on a retroactive basis was considered impractical due to these significant data limitations, so we opted instead to include the StarStone LPT information on a prospective basis.

The liabilities we assume through our retroactive reinsurance agreements that we enter into with our cedents can be grouped into two broad categories, (a) those related to portfolios that we previously managed on behalf of third-parties under consulting agreements prior to assuming the exposures through LPT agreements, and (b) those assumed directly from third-party cedents that we previously did not manage. The distinction between these two categories of exposures is that for those that we previously managed under consulting agreements, we typically have access to the historical claims information including Incurred But Not Reported (“IBNR”) development and therefore on assumption of the portfolios through retroactive reinsurance agreements, we are able to retroactively disclose the incurred and paid claims information within the loss development triangles required by ASU 2015-09. For those exposures assumed directly from third parties, we are typically unable to obtain access to reliable historical claims information including IBNR development and where we do, the information that is availed to us by the cedents can be incomplete and of insufficient quality which imposes significant data limitations on us. We are therefore unable to retroactively disclose the incurred and paid claims information for these exposures within our loss development triangles, and so we present them prospectively. We however do provide supplementary disclosures regarding the take-on IBNR reserves in the year in which the LPT transaction occurred. This supplementary disclosure of acquired IBNR is not required by ASU 2015-09 but it may assist users of our financial statements to better understand the impact of these transactions on our business and results.

In determining that the prospective presentation adopted for the StarStone acquisition and certain LPT reinsurance agreements as described above was appropriate, we referred to ASU 2015-09 as codified within ASC 944. Specifically, we relied upon ASC 944-40-55-9D which states in part that “……In certain circumstances, such as providing reinsurance on short-duration contracts or participating in residual market pools, an insurance entity may not have access to claim frequency information, in which case it may be impracticable to disclose this information. The insurance entity should disclose that fact and explain why the disclosure is impracticable” - Emphasis added. While this guidance focuses on the claim frequency and severity disclosures required by ASU 2015-09, the scenario described is similar to the situation that we faced with respect to our acquisition of StarStone and certain LPT reinsurance agreements described above. In these instances, we do not have access to reliable historical claims information that would enable us to provide the incurred and cumulative paid losses development disclosures required by ASU 2015-09 on a retrospective basis and we therefore determined that prospective treatment was appropriate.

In addition, within paragraph 39 of the Basis for Conclusions to ASU 2015-09, the FASB decided that in the year of initial adoption of the ASU, “an insurance entity should be exempt from disclosing more than 5 years of claims development information for a particular category if it is impracticable to obtain information required for up to 10 years of required disclosure.” In the view of the FASB, “requiring an insurance entity to go back more than five years to prepare these disclosures, which require a significant amount of data, could be unduly burdensome.” From these summarized deliberations by the FASB, it is clear that they contemplated scenarios where insurance entities could face significant data limitations similar to those that we faced as discussed above, which would render the full retrospective implementation of the ASU impracticable.

While the term “impracticable” as used in ASU 2015-09 as highlighted above is not defined within the ASU, it should be noted that “impracticability” is discussed in ASC 250 - Accounting Changes and Error Corrections with respect to the application of the effects of changes in accounting principles. Specifically, ASC 250-10-45-9 states that “It shall be deemed impracticable to apply the effects of a change in accounting principle retrospectively only if any of the following conditions exist:

a.	After making every reasonable effort to do so, the entity is unable to apply the requirement.

b.	Retrospective application requires assumptions about management's intent in a prior period that cannot be independently substantiated.

c.	Retrospective application requires significant estimates of amounts, and it is impossible to distinguish objectively information about those estimates that both:

1.	Provides evidence of circumstances that existed on the date(s) at which those amounts would be recognized, measured, or disclosed under retrospective application; and

2.	Would have been available when the financial statements for that prior period were issued” - Emphasis added.

While the disclosure of the impact of the StarStone acquisition and LPT reinsurance agreements on the incurred and cumulative paid loss information presented within the loss development triangles related to our NLRO segment did not constitute the application of a change in accounting principle, both required retrospective treatment based on applicable accounting guidance unless it was impracticable to do so.

Because of significant data limitations imposed on us with respect to the StarStone acquisition as well as the LPT reinsurance agreements discussed above, we evaluated whether the conditions detailed in ASC 250-10-45-9 were met and noted that:

1.
Every reasonable effort was made to recreate the historical claims information from the numerous claims systems and spreadsheets assumed with the acquisition of StarStone. However significant data gaps still existed and certain claims information was not available on an accident year basis, hence these efforts were not successful; and

2.
We also considered whether we could reliably estimate claims information to fulfill the disclosure requirements of ASU 2015-09, however this was not considered practicable. In addition, we could not satisfy ourselves that the estimated information would be sufficiently reliable to provide useful information to the users of our financial statements.

We concluded based on the above analysis of the conditions set forth in ASC 250-10-45-9 that the impracticability threshold was met and that retrospective presentation of incurred and cumulative paid loss information in our loss development triangles was therefore not possible for the StarStone acquisition and certain LPT reinsurance agreements. Accordingly, we consider the prospective presentation appropriate.

In the narrative disclosures on pages 165, 171 and 172 of our 2017 Form 10-K, we discussed the impact of the use of the prospective treatment on our loss development triangles and acknowledged that this treatment resulted in loss development trends that were not wholly comparable on an accident year basis from one calendar year to another.

c.	Consideration of separate loss development tables for each acquisition and reinsurance LPT contract

We operate a highly acquisitive business model in a niche area of the insurance sector. As discussed within the “Business Overview” section of our 2017 Form 10-K on page 45, our core focus is acquiring and managing insurance and reinsurance companies and portfolios of insurance and reinsurance business in run-off. Since our formation in 2001, we have completed over 80 acquisitions and LPT reinsurance agreements. In fiscal year 2017, we completed 5 acquisitions and LPT reinsurance transactions and during the three months ended March 31, 2018, we completed 3 LPT reinsurance transactions.

When ASU 2015-09 took effect, we considered various disclosure options to comply with the requirements, including the level of disaggregation and whether or not it was feasible to prepare separate loss development triangles for each of our acquisitions and LPT reinsurance agreements. We reviewed the minutes arising from the November 2016 meetings of the AICPA’s Insurance Entities Expert Panel in which the SEC Staff noted that a prospective approach where the incurred and paid accident year claim information of an acquiree is presented separately from the acquirer as of the acquisition date and in subsequent periods in a separate table as appropriate, could be deemed to meet the disclosure objectives of ASU 2015-09. Following our review of ASU 2015-09 and the AICPA meeting minutes and also after extensive consultations with various public accounting firms, we determined that the guidance in this area was still subject to interpretation.

After considering various disclosure options to comply with the ASU 2015-09 requirements, we determined that it would not be appropriate to present separate loss development triangles for each of our acquisitions and LPT reinsurance transactions for the following reasons:

1.
Level of disaggregation: In ASC 944-40-50-4H, the FASB stated that insurance entities should disclose the information required by ASU 2015-09 “in a manner that allows users to understand the amount, timing and uncertainty of cash flows arising from the liabilities.” Insurance entities are therefore required to either aggregate or disaggregate the ASU 2015-09 disclosures “so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics.” Given that both acquired companies and LPT reinsurance agreements are each individually comprised of numerous lines of business with different characteristics in terms of the timing or the uncertainty of the related cash flows, we concluded that even if we provided separate loss disclosure development tables for each acquisition and LPT reinsurance agreement, we would still need to disaggregate these disclosures further by line of business to meet the objective of ASC 944-40-50-4H.

In addition, our business model requires that we continually merge and integrate businesses into our existing operations soon after we acquire them which leads to difficulties in tracking the original acquired business. We therefore concluded that this approach would be unduly burdensome to our business and would not be sustainable as we continue to complete more acquisitions and LPT reinsurance agreements every year. Furthermore, the resulting disclosures would become increasingly voluminous over time and would not be helpful to users of our financial statements.

2.
Costs: The “Background Information and Basis for Conclusions” section of ASU 2015-09 suggests that the FASB has taken the view that the anticipated benefits of increased transparency and improved comparability provided by the loss development disclosures should justify the costs of producing them. Because we continually acquire companies in run-off and portfolios of insurance and reinsurance businesses in run-off, we concluded that the limited usefulness of the resulting disclosures would not justify the significant costs associated with providing the incurred and paid loss development triangle disclosures for each acquisition and LPT reinsurance agreement.

In conclusion, with respect to our loss development triangle disclosures, we have re-assessed our current basis for disaggregation first by segment and then by line of business as discussed further on page 164 in our 2017 Form 10-K and concluded that it complies with the guidance in ASU 2015-09 and specifically ASC 944-40-50-4H discussed above as well as ASC 944-40-55-9A through 9C, and therefore we believe our disclosures are appropriate.

Comment 4:
11. Losses and Loss Adjustment Expenses
Disclosure of Incurred and Paid Loss development, IBNR, Claims Counts and Payout Percentages, page 164

Please reconcile for us:

•
The 2017 unfavorable loss development of $125.6 million implicit in the ten-year tables for the Non-Life Run-off segment on pages 171-177 to the favorable development of $196.5 million shown in the Non-Life Run-off three-year roll forward on page 167.

•
The 2017 unfavorable loss development of $1.4 million implicit in the ten-year tables for the StarStone segment on pages 183-192 to the favorable development of $26.8 million shown in the StarStone three-year roll forward on page 182.

Provide an explanation and quantification for each significant reconciling item.

Response:

a.	Non-life Run-off Segment:

The following table reconciles the NLRO segment's net incurred losses and loss adjustment expenses (“LAE”), related to prior periods per the roll forward table on page 167 of our 2017 Form 10-K, with the net incurred losses and LAE that is implicit in the ten-year loss development tables on pages 171 through 177 of our 2017 Form 10-K:

	US$"000"	Notes
Net incurred losses and LAE - per Loss Development Tables (Pages 173 to 177):
General Casualty	$108,019
Workers' Compensation	17,614
Professional Indemnity/Directors & Officers ("PI/D&O")	403
Total incurred losses and LAE	126,036

Reconciling Items:
Impact of 2017 LPT transactions presented prospectively within the loss triangles	(245,483)	1
Development on pre-2008 exposures not included within the loss triangles	(61,856)	2
Reduction in provisions for bad debt - Page 168	(1,536)	3
Reduction in provisions for unallocated LAE - Page 168	(54,071)	3
Amortization of fair value adjustments - Page 168	10,114	3
Changes in fair value related to the fair value option LPT transactions - Page 168	30,256	3
Net incurred losses and LAE - Prior Periods (Page 167)	$(196,540)

The reconciling items in the table above are described as follows:

1.
The impact of the 2017 LPT transactions presented prospectively - As highlighted on page 165 of our 2017 Form 10-K and as discussed in our response to Comment 3 above, the LPTs that we assume through retroactive reinsurance agreements for which we don't have access to historical loss development information from the ceding entities or where data is not sufficiently reliable, are presented prospectively within the loss development tables from the date that the reinsurance agreements become effective. For such LPT transactions that we completed in 2017, this presentation approach resulted in both the take-on impact as well as the net incurred losses and LAE related to these transactions being included within the 2017 calendar year column in our loss development tables on pages 171 through 177 of our 2017 Form 10-K. However, since these transactions relate to past losses that have already been incurred by our cedents, the incurred development on these losses is reported as net incurred losses and LAE related to prior periods in our NLRO segment's loss reserves roll forward table on page 167 of our 2017 Form 10-K. Therefore, an adjustment for $245.5 million is included in the above reconciliation to remove the impact of the net incurred losses and LAE relating to the 2017 LPT transactions presented prospectively and included within the 2017 calendar year column in the loss development tables.

2.
Development on pre-2008 exposures not included within the loss triangles - The loss development tables on pages 171 through 177 of our 2017 Form 10-K only present detailed net incurred losses and LAE by accident year for ten (10) calendar years from 2008 to 2017 in accordance with the guidance in ASC 944-40-50-4B. Therefore, an adjustment for $61.9 million, being the actual incurred development on the pre-2008 exposures, is included in the above reconciliation.

3.
Items not included within the loss development triangles - Included in net incurred losses and LAE related to prior periods in the loss reserves roll-forward table on page 167 of our 2017 Form 10-K are the following four items which are not included in the loss development tables on pages 171 through 177 of our 2017 Form 10-K:

a.	reduction in provisions for bad debts of $1.5 million,

b.	reduction in provisions for unallocated LAE ("ULAE") of $54.1 million,

c.	amortization of fair value adjustments of $10.1 million related to business acquisitions, and

d.	changes in fair value of $30.3 million on the LPT transactions for which we have elected the fair value option.
These amounts are further analyzed and explained on page 168 of our 2017 Form 10-K. We neither initially record these balances nor analyze the related movements by accident year and they are therefore excluded from our loss development tables which are prepared on an accident year basis. Furthermore, the exclusion of these movements from our loss development tables is consistent with ASC 944-40-50-4B as described in our response to Comment 2 above. Therefore, these amounts are included in the above reconciliation.

b.	StarStone Segment:

The following table reconciles the StarStone segment's net incurred losses and LAE, related to prior periods per the roll forward table on page 182 of our 2017 Form 10-K, with the net incurred losses and LAE that is implicit in the ten-year loss development tables on pages 183 through 192 of our 2017 Form 10-K:

	US$"000"	Notes
Net incurred losses and LAE - per Loss Development Tables (Pages 183 to 192)	$1,395
Impact of using case reserves to IBNR ratio to allocate IBNR	(19,785)	1
Unallocated loss and loss adjustment expenses ("ULAE")	(6,774)	2
Amortization of fair value adjustments ("FVA")	(945)	3
Effect of foreign exchange rate movements	(713)	4
Net incurred losses and LAE - Prior Periods (Page 182)	$(26,822)

The reconciling items in the table above are described as follows:

1.
IBNR allocation methodology - In the StarStone segment loss reserves roll forward table on page 182 of our Form 10-K, we utilized an earned premium ratio approach to allocate IBNR between current and prior periods. However, in the loss development tables on pages 183 through 192, we used the case reserves to IBNR ratio approach, which is a generally accepted methodology, to consistently allocate IBNR by accident year. We acquired StarStone on April 1, 2014 and historical pre-acquisition claims data by accident year, on a gross and ceded basis, was not available. Due to the lack of historical pre-acquisition claims data, we used the case reserves to IBNR ratio approach to consistently allocate IBNR by accident year across the entire StarStone loss development tables presented within our 2017 Form 10-K. The impact of using the two different approaches to allocate IBNR resulted in a difference of $19.8 million related to prior periods when comparing the net incurred losses and allocated LAE per the loss reserves roll-forward table and the incurred development implicit in the ten-year loss development tables for the StarStone segment.

2.
Unallocated loss and loss adjustment expenses ("ULAE") - The ULAE provision represents our estimate of future costs to administer reported claims. Movements in this provision are included within net incurred losses and LAE related to prior periods in the loss reserves roll forward table on page 182 of our Form 10-K. As noted above, we do not record the ULAE provision on an accident year basis, and accordingly, the reduction of $6.8 million in the provision related to the prior periods is excluded from the StarStone segment loss development tables on pages 183 through 192 of our Form 10-K. The total ULAE provision balance is instead disclosed separately as a reconciling item on page 183 of our Form 10-K.

3.
Amortization of fair value adjustments ("FVA") - The amortization of the FVAs related to the liability for losses and LAE that we recorded arising from our acquisition of StarStone which is included in the net incurred losses and LAE related to prior periods within the loss reserves roll-forward table on page 182 of our Form 10-K, however is not included within the loss development tables on pages 183 through 192. The exclusion of the amortization of the FVAs from the StarStone segment's loss development tables is in accordance with the guidance in ASC 944-40-50-4B which is noted in our response to Comment 2 above.

4.
Effect of foreign exchange rate movements - StarStone’s major currencies are the U.S. dollar, which is also the functional currency, the Euro, the Canadian dollar and the British pound. Foreign currency transactions included in net incurred losses and LAE in our consolidated statements of earnings as well as in the loss reserves roll-forward table on page 182 of our Form 10-K are recorded at the average exchange rates prevailing at the end of each reporting period. In the loss development tables, however, we have revalued all historical claims data using exchange rates as at December 31, 2017 in order to mitigate the impact of foreign exchange on the loss development tables. This resulted in an overall difference of $0.7 million related to prior periods when comparing the net incurred losses and LAE per the loss reserves roll-forward table and the ten-year loss development tables for the StarStone segment.

Comment 5:
11. Losses and Loss Adjustment Expenses
Disclosure of Incurred and Paid Loss development, IBNR, Claims Counts and Payout Percentages, page 164

Please refer to the penultimate paragraph on page 168 and address the following:

•
You say herein that the $393.1 million favorable development of IBNR reserves in 2017 relates to $70.0 million for asbestos liabilities, $7.5 million for environmental liabilities, $7.2 million for general casualty liabilities, $156.2 million for workers' compensation liabilities and $152.2 million for all other remaining liabilities. Explain to us the reason for the $70.0 million in favorable development of asbestos liabilities, and provide us an analysis, by accident year, explaining the reasons for favorable development of the $156.2 million workers' compensation liabilities and $152.2 million other remaining line. In this regard, your explanation in the last paragraph on page 168 that the $393.1 million favorable development was a result of the application on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to revised historical loss development data, following 59 commutations and policy buy-backs, to estimate loss reserves required to cover liabilities for unpaid losses and LAE relating to non-commuted exposures is vague.

•
Provide us an analysis, by line of business and accident year, explaining the reasons for the $211.8 million of unfavorable development in 2017 which offset the $393.1 million discussed in the preceding bullet.

Response:

To provide some context to the Staff, we note that current format of our disclosure on page 168 of our 2017 Form 10-K was developed following prior communications between Enstar and the Staff in 2009 and 2011 relating to Comment Letters raised by the Staff on our 2008 and 2010 Form 10-K filings, respectively. We have maintained the same disclosure format over the years and the Staff's question has highlighted the need for us to revisit the current format and consider improvements.

In our response below, we have analyzed the Staff's question in component parts and provided our responses, including proposed disclosure improvements to be incorporated into our future filings. At the outset of our response below, we have provided some background information on our NLRO segment to explain its unique nature, which informs our response. In addition, in our response we use the following key definitions:

•	Net reported losses or loss emergence - This is comprised of paid losses and changes in case or reported loss reserves; and

•	Net incurred losses or net ultimate losses - This is comprised of paid losses, change in case reserves and change in IBNR.

a.	Background on Enstar's NLRO Segment

While the focus of most entities in the property & casualty ("P&C") (re)insurance industry is primarily on writing new or renewal (re)insurance policies, similar to the businesses within our StarStone and Atrium reporting segments, run-off is a niche sector within the P&C industry. This is attributable to the fact that the insurance and reinsurance companies and portfolios of insurance and reinsurance businesses that we acquire within our NLRO segment no longer underwrite any new policies and often have not written any business for many years prior to Enstar acquiring the businesses or assuming the portfolios. We therefore primarily derive our net earnings from the ownership and management of the companies and portfolios of businesses that we acquire by settling the assumed (re)insurance claims below the acquired value of the loss reserves and from the returns on the investment portfolios retained to pay future claims, less the associated general and administrative expenses. Our strategy of actively managing the acquired claims is therefore core to the successful execution of our run-off business strategy.

We consider our NLRO segment to be unique when compared to other companies within the P&C (re)insurance industry for the following additional reasons:

1.
Our key stakeholders including investors, analysts, rating agencies and credit providers evaluate our NLRO business based on (i) our ability to acquire liabilities for unpaid losses and LAE at prices that sufficiently compensate us for the risk, and (ii) our post-acquisition performance in managing those acquired liabilities in a manner that ultimately generates earnings. Therefore, the paid and incurred loss development activity that occurred prior to our acquisition of those liabilities is not relevant to our run-off business model;

2.
Our management and Board of Directors primarily monitor the performance of the businesses and portfolios included within our NLRO segment on an acquisition year basis since that is the year that the business or portfolio acquired is effectively re-priced by us. We use the pre-acquisition paid and incurred loss development activity where this is available, among other factors, to price the acquired businesses and portfolios at the acquisition stage in order to determine an acceptable purchase price. However, once we acquire these businesses and portfolios, the pre-acquisition historical loss development activity is not relevant to how we run and monitor the performance of the NLRO segment; and

3.
We believe the active claims management strategies we employ are efficient and effective. For our sell side partners, these portfolios may no longer be core to their operations and they may not place as much focus on claims management. Generally, our strategy is to pay claims efficiently to minimize future claims handling costs and to attempt to shorten the run-off period of the exposures that we acquire or assume. In contrast, the previous owners of these under-performing or non-strategic businesses or portfolios generally follow a more passive claims handling strategy, thereby running-off their liabilities for unpaid losses and LAE over a longer period of time.

b.	Analysis of Loss Development by Accident Year

With respect to the Staff's request for us to provide an analysis of the loss development within our NLRO segment by accident year, we note that the majority of the exposures within our NLRO segment relate to (re)insurance policies that expired over 10 years ago, and as more time lapses since the policies that resulted in the assumed claims were in-force, the less relevant the accident date becomes.

The table below illustrates that 81% of the net liability for unpaid losses and LAE within our NLRO segment as at December 31, 2017 related to loss occurrences prior to 2008, also shown in our loss development tables included on pages 171 through 177 of our 2017 Form 10-K.

	December 31, 2017
	(in thousands of U.S dollars except percentages)
Line of Business	Pre-2008	Post-2008	Total	Pre-2008%	Post-2008%	Total %
General Casualty	$264,686	$206,852	$471,538	56%	44%	100%
Workers' Compensation	904,363	356,063	1,260,426	72%	28%	100%
PI/D&O	147,257	73,361	220,618	67%	33%	100%
Asbestos	1,678,822	—	1,678,822	100%	—%	100%
Environmental	184,394	—	184,394	100%	—%	100%
All Other	531,249	220,145	751,394	71%	29%	100%
Total	$3,710,771	$856,421	$4,567,192	81%	19%	100%

For longer tail lines, we do not monitor our results by accident year due to the maturity of the claims; rather we monitor the claims more granularly at the individual claim level. The actuarial analyses prepared by our internal actuaries and/or our consulting actuaries to assist with the determination of the IBNR reserves use many different attributes of the loss data including underwriting year, policy year, calendar year, report year and accident year.

Therefore, for longer tail lines of business that predominantly include accident years greater than ten years, our actuaries do not track the overall change in gross and net ultimate losses entirely by accident year and while the actuarial IBNR recommendations may take into account line of business allocation, the IBNR estimates are not produced on an accident year basis. We do not believe that providing accident year explanations would offer useful information to the users of our financial statements due to the following key reasons:

1.
Given that a significant proportion of the exposures within our NLRO segment relate to loss occurrences prior to 2008 (with some policy and accident years stretching back to the 1940s and 1950s especially for our asbestos and environmental exposures), such disclosures would only cover a very small portion of our net liability for unpaid losses and LAE which as at December 31, 2017 amounted to only 19% of the net exposures within our NLRO segment as demonstrated by the analysis on the table above. For the 19% of our net exposures with accident years after 2008, the loss development on these is already disclosed within our loss triangles on pages 171 through 177 of our 2017 Form 10-K for all lines of business (with the exception of "All Other") by accident year; and

2.
As noted above, given the unique nature of our NLRO segment, we and our key stakeholders do not evaluate our NLRO business with reference to the historical pre-acquisition claims development information. Instead, they evaluate our performance based on (i) our ability to acquire liabilities for unpaid losses and LAE at attractive prices, and (ii) our post-acquisition performance in managing those acquired liabilities in a manner that ultimately generates earnings. Therefore, the paid and incurred loss development activity that occurred prior to our acquisition of those liabilities which primarily falls into the pre-2008 category, is not relevant to our run-off business model and is not indicative of the performance of our NLRO segment.

As illustrated above and as noted on page 171 of our 2017 Form 10-K filing, given that the majority of the exposures within our NLRO segment have accident years older than 2008, and considering that our NLRO businesses are not issuing or renewing any (re)insurance policies, accident year is not a key metric that we use when establishing loss reserves for the NLRO segment. We do however acknowledge that this is a different approach from that used for our active underwriting businesses included within the StarStone and Atrium segments, which are issuing new and renewal insurance policies to indemnify their policyholders from future losses, which therefore makes loss occurrence dates a key loss reserving metric in those segments.

In our future filings with the Commission, starting with our 2018 Form 10-K, we propose to improve our loss development disclosures to clearly show the change in net incurred losses by line of business in a tabular format (as shown further below) and to discuss in narrative form the key drivers of the loss development for each of the lines of business presented that contribute significantly to our earnings. However, we believe that it would not be meaningful to include an analysis by accident year for the NLRO segment due to the reasons set forth above.

Line of Business Disclosures for Change in IBNR and Net Incurred Losses

With respect to the Staff's request for us to explain changes in IBNR by line of business within our NLRO segment, we would like to clarify that a reduction in IBNR does not necessarily imply “favorable” development. We expect IBNR for prior years to decline as the IBNR is replaced by the emergence of reported losses which may come from newly reported claims and/or from a change in estimates of known reported claims. Favorable development only occurs when the value of the prior period net ultimate losses, defined as paid losses plus change in case reserves and change in IBNR as noted in our definitions above, decreases in the current period.

We recognize however, that disclosing the change in IBNR by line of business in isolation, as we have done on page 168 of our 2017 Form 10-K filing, could be misunderstood to imply that there was overall favorable loss development. In our future filings starting with our 2018 Form 10-K, we propose to improve this disclosure by presenting the total change in net incurred losses by line of business in a tabular format, as shown below, and to improve our discussion of the key drivers of the loss development for each of the lines of business presented, that contribute significantly to our earnings. We believe such disclosure, to discuss our overall net incurred losses by line of business, and not just the change in IBNR in isolation, will provide more transparency into the key drivers of the performance of our NLRO segment thereby providing more useful information to the users of our financial statements.

Proposed revised disclosure format:

For the year ended December 31, 2017, the overall change in our estimates of net ultimate losses related to prior periods by line of business within our NLRO segment was as presented in the table below:

	Year ended December 31, 2017
	(in thousands of U.S dollars)
	Asbestos	Environmental	General Casualty	Workers' compensation	PI/D&O	All Other	Total
Net losses paid	$105,664	$26,575	$92,032	$194,223	$33,402	$126,992	578,888
Net change in case and LAE reserves	(1,866)	(8,812)	(54,361)	(191,303)	(19,097)	(106,011)	(381,450)
Net change in IBNR reserves	(76,142)	(8,114)	(54,248)	(164,864)	(27,495)	(62,237)	(393,100)
Amortization of deferred charges	—	—	—	14,359	—	—	14,359
Increase (reduction) in estimates of net ultimate losses	$27,656	$9,649	$(16,577)	$(147,585)	$(13,190)	$(41,256)	$(181,303)
The overall net favorable reserve development of $181.3 million relating to prior periods as at December 31, 2017 was primarily attributable to better than expected actual loss emergence and commutations that were settled at amounts below the associated carried loss reserves within our general casualty, workers' compensation, professional liability and construction defect (included within the All Other category in the table above) lines of business. These favorable loss developments were partially offset by an overall increase of $27.7 million and $9.7 million in the asbestos and environmental net reserves, respectively.

Workers compensation, our second largest line of business by net reserves, experienced favorable net reserve development of $147.6 million relating to prior periods as at December 31, 2017. This better than expected actual loss emergence was primarily attributable to the settlement of certain large claims which reduced our exposure to longevity risk within this line of business. We also continue to experience savings on our medical costs as we integrate our managed care affiliate, Paladin Managed Care Services, Inc. into the management of our acquired workers compensation portfolios.

The overall adverse development of $27.7 million related to prior periods as at December 31, 2017 within our asbestos line of business resulted from a ground-up study performed by a consulting actuarial firm for one of our assumed LPT books of business within the NLRO segment. This study resulted in the recording of additional reserves of $60.5 million due to a small number of accounts that have seen an increase in the notification of claims that are expected to erode the accounts' primary limit and expose the excess policies we reinsure to loss. This increase was partially offset by favorable development of $32.8 million in our other portfolios of asbestos exposures arising primarily from lower than expected claim notifications.

c.	Revision of allocation by line of business allocation within the Change in IBNR line

In preparing the "Net change in IBNR" line within our proposed revised disclosure format above, we have reclassified certain amounts between lines of business as shown in the table below:

	Year Ended December 31, 2017
	(in thousands of U.S dollars)
	Net change in IBNR per Page 168	Revised Net change in IBNR per above	Change
Asbestos	$(69,991)	$(76,142)	$6,151
Environmental	(7,471)	(8,114)	643
General casualty	(7,169)	(54,248)	47,079
Workers' compensation	(156,193)	(164,864)	8,671
All Other (includes PI/D&O, Marine, Aviation & Transit and Construction Defect)	(152,276)	(89,732)	(62,544)
Total change in IBNR reserves	$(393,100)	$(393,100)	$—

These reclassifications amongst lines of business were resulting from:

•
A re-assessment of the line of business classification between the General Casualty and All Other relating to certain recently acquired portfolios. Upon acquisition of a portfolio we initially adopt the line of business reported to us by the ceding company. As we manage the individual claims and develop a detailed understanding of the exposures in an acquired portfolio then we may re-assess the most appropriate line of business classification.

•
Our method of allocating the effects of foreign exchange in preparing these disclosures. We primarily complete our actuarial analyses for IBNR in U.S. dollars and then allocate the IBNR to original currency. In preparing the new table, we have also corrected some inconsistencies in how we utilized exchange rates in our allocation process which has resulted in these reclassifications.

These reclassifications had no impact on our consolidated financial statements, loss development tables disclosed in Note 11 "Losses and Loss Adjustment Expenses" or any other footnote disclosures. In addition, there was no impact on the loss development tables presented in our Form 10-K because those tables are prepared using the closing exchange rate to eliminate the impact of exchange rate fluctuations that would otherwise distort the loss development patterns presented within the triangles.
****

If you have any questions about our response, please do not hesitate to contact me at (441) 278-1481.

Sincerely,

/s/ Guy Bowker
Guy Bowker
Chief Financial Officer

cc:    Frank Wyman     (Securities and Exchange Commission)
    Colin Couper     (KPMG Audit Limited)
    Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)

Appendix A

Relevant Accounting Guidance

Defining retroactive reinsurance contracts

ASC 944-20-20 further defines both prospective and retroactive reinsurance as follows:

•
“Prospective reinsurance is reinsurance in which an assuming entity agrees to reimburse a ceding entity for losses that may be incurred as a result of future insurable losses covered under contracts subject to the reinsurance” - Emphasis added.

•
“Retroactive reinsurance is reinsurance in which an assuming entity agrees to reimburse a ceding entity for liabilities incurred as a result of past insurable events covered under contracts subject to the reinsurance” - Emphasis added.

ASC 944-20-15-34B states that “The distinction between prospective and retrospective reinsurance contracts is based on whether the contract reinsures future or past insured events covered by the underlying contracts. For example, in occurrence-based insurance, the insured event is the occurrence of a loss covered by the insurance contract. In claims-made insurance, the insured event is the reporting to the insurer, within the period specified by the policy, of a claim for a loss covered by the insurance contract. A claims-made reinsurance contract that reinsures claims asserted to the reinsurer in a future period as a result of insured events that occurred before entering into the reinsurance contract is a retroactive contract” - Emphasis added.

Ceding Company Deferral of Gain

ASC 944-605-25-22 states that “Amounts paid for retroactive reinsurance of short-duration contracts that meets the conditions for reinsurance accounting shall be reported as reinsurance recoverables to the extent those amounts do not exceed the recorded liabilities relating to the underlying reinsured contracts. If the recorded liabilities exceed the amounts paid, reinsurance recoverables shall be increased to reflect the difference and the resulting gain deferred” - Emphasis added.

Discounting of Liabilities

SAB Topic 5.N which is codified within ASC 944-20-S99-1 clarifies the SEC Staff's position with respect to discounting claim liabilities related to short-duration insurance contracts and states in part that "The Staff will raise no objection if a registrant follows a policy for GAAP reporting purposes of discounting liabilities for unpaid claims and claim adjustment expenses at the same rates that it uses for reporting to state regulatory authorities with respect to the same claims liabilities or discounting liabilities with respect to settled claims under the following circumstances:

1.	The payment pattern and ultimate cost are fixed and determinable on an individual claims basis, and

2.	The discount rate used is reasonable on the facts and circumstances applicable to the registrant at the time the claims are settled" - Emphasis added.

Business Combinations

ASC 944-805-30-1 states that “The acquirer shall measure at fair value the assets and liabilities recognized under ASC 944-805-25-3. However, the acquirer shall recognize that fair value in components as follows:

a.
Assets and liabilities measured in accordance with the acquirer’s accounting policies for insurance and reinsurance contracts that it issues or holds. For example, the contractual assets acquired could include a reinsurance recoverable and the liabilities assumed could include a liability to pay future contract claims and claims expenses on the unexpired portion of the acquired contracts and a liability to pay incurred contract claims and claims expenses. However, those assets acquired and liabilities assumed would not include the acquiree’s deferred acquisition costs and unearned premiums that do not represent future cash flows.

b.	An intangible asset (or occasionally another liability), representing the difference between the following:

1.	The fair value of the contractual insurance and reinsurance assets acquired and liabilities assumed

2.	The amount described in (a)” - Emphasis added.

Amortization of Deferred Amounts

ASC 944-605-35-9 states that “Any gain deferred under ASC 944-605-25-22 shall be amortized over the estimated remaining settlement period. If the amounts and timing of the reinsurance recoveries can be reasonably estimated, the deferred gain shall be amortized using the effective interest rate inherent in the amount paid to the reinsurer and the estimated timing and amounts of recoveries from the reinsurer; that is, the interest method. Otherwise, the proportion of actual recoveries to total estimated recoveries (the recovery method) shall determine the amount of amortization.”

ASC 944-605-35-10 further states that “Amortization of deferred amounts arising from retroactive reinsurance under both the interest method and the recovery method is based on the ceding entity’s estimates of the expected timing and total amount of cash flows. The timing of changes in those estimates shall not alter the recognition of the revenues and costs of reinsurance. Therefore, changes in estimates of the amount recoverable from the reinsurer shall be accounted for consistently both at inception of and after the reinsurance transaction” - Emphasis added.